United States securities and exchange commission logo





                             February 23, 2022

       Michael Amir Williams
       Chief Executive Officer
       Oasis Real Estate Investments 1, LLC
       840 Santee Street
       Suite 605
       Los Angeles, CA 90014

                                                        Re: Oasis Real Estate
Investments 1, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed January 27,
2022
                                                            File No. 024-11790

       Dear Mr. Williams:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed on January 27, 2022

       General

   1. Please provide the disclosure required by Industry Guide 5 or advise. In particular, provide the prior
performance narrative and prior performance tables required by Item 8.
                                                        Refer also to CF
Disclosure Guidance Topic No. 6.
   2. Please revise your offering statement to address inconsistencies. For example:

                                                              On the cover page
and elsewhere, you identify yourself as Oasis Real Estate
                                                            Investments 1 LLC;
however, in the legal opinion, counsel identifies the company as Innovative Oasis
Real Estate Investments 1, LLC.
                                                              On the cover
page, you state that the minimum investment is $1,000; however, in section 5.2 of the
limited liability agreement you state that the minimum capital contribution is
$10,000.
 Michael Amir Williams
FirstName
Oasis Real LastNameMichael
           Estate InvestmentsAmir   Williams
                              1, LLC
Comapany23,
February   NameOasis
             2022      Real Estate Investments 1, LLC
February
Page 2 23, 2022 Page 2
FirstName LastName
                On the cover page, at the start of the legends, you refer to "The Class A..." and then provide the legend required by Rule 253(f) of Regulation A.
                On the cover page, you state that if a broker-dealer is used, the investor will be responsible for paying the fees; however, on page 40, you state the company would pay the fees. Additionally, the table on your cover page does not include payments to broker-dealers; however, your estimated use of proceeds section includes such payments.
                On page 15, you state that management will be responsible for employee compensation; however, on page 46, you state that you will indirectly bear the cost of the compensation.
                On the cover page, you state that you are a Delaware LLC; however, on page 23, you refer to the Oregon Limited Liability Company Act.
                On page 22, you state that you will not provide audited financial statements;
              however, on page 56, you state that the financial statements have been audited and on page 64 you state that your annual reports will contain audited financial statements.
                On page 24, you state that the Class A Units are being offered pursuant to Rule
              506(b); however, the transaction is filed on Form 1-A under Regulation A.
              Additionally, the offering information contained in the offering circular must be complete, as Section 12(a)(2) of the Securities Act applies to Regulation A offerings.
                On page 45, you identify your CEO as Mr. Amir; however, on the signature page and the legal opinion, you identify him as Mr. Williams.
                On page 46, the first paragraph under the section "Term and Removal of the
              Manager" is incomplete. Additionally, you state that your manager may not be removed by member of the company, which is not consistent with the disclosure in section 3.2 of the limited liability agreement, which permits removal for cause.
                On page 56, you state that you do not have a prior performance history. However, on page 45, you disclose that you turned a $40,000 real estate business venture into a
              $6,000,000 real estate portfolio.
3. We note that you are a blind-pool company with no current assets or operations. Please disclose the basis for the 8% preferred return. Additionally, we note your disclosure on page 53 that you may distribute additional units in lieu of making cash distributions.
         Please revise the offering circular to provide a reasonable estimate of the maximum number of units you may offer in lieu of cash payments.
4. We note your disclosure on page 18 that you intend to enter into arrangements with certain members that will contain more favorable fee and expense terms and/or create preferences, priorities or other rights for such members. You also disclose that you may offer certain members additional or different information or reports than that provided to the other members of the Company and that such information may provide greater insights
         into the company   s activities than is included in the reports
provided to the other
         members, thereby enhancing the recipient   s ability to make
investment decisions with
         respect to the company. Finally you disclose that "subject to applicable law, neither the
         Company nor the Manager is required to disclose the existence or terms of any such
 Michael Amir Williams
FirstName
Oasis Real LastNameMichael
           Estate InvestmentsAmir   Williams
                              1, LLC
Comapany23,
February   NameOasis
             2022      Real Estate Investments 1, LLC
February
Page 3 23, 2022 Page 3
FirstName LastName
         agreements to any other Member or to offer the terms of any such agreements to any other
         Member." It appears that such proposed actions may create liability for the company and its affiliates under Section 12(a)(2) of the Securities Act and the antifraud provisions of the federal securities laws. Please disclose in greater detail how such arrangements, information and reports may differ and provide a legal analysis regarding how such actions would comply with "applicable law."
5. We note the subscription agreement includes an indemnification provision in Section
         7.11. Please include disclosure in the offering circular, including risk factor disclosure, to specify the types of actions subject to indemnification and clarify whether the provision is intended to apply to claims under the federal securities laws.
6. Please file your most recent limited liability company agreement as an exhibit or advise.
         The exhibit reflects only the Class A Units owned by persons purchasing such units in the private placement.
Offering Summary, page 10

7. Please delete your qualifications of the terms in the offering circular and disclose the material provisions of your operating agreement, such as voting rights.
Risk Factors, page 16

8. We note that your subscription agreement and limited liability company agreement each contain a jury trial waiver provision. Please revise the offering circular to address the following:

                Include a description of these provisions in the risk factors section;
                Clearly state whether or not these provision applies to claims under federal securities laws. If so, please also state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. If these provisions are not intended to apply to federal securities law claims, amend your subscription agreement and limited liability company agreement to clarify.
                Highlight the material risks related to these provisions, such as the possibility of less favorable outcomes, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you.
                Clarify whether the provisions apply to purchasers in secondary transactions.
9. Please revise your risk factor disclosure to describe the issues investors may face as a result of receiving a Schedule K-1. In particular, we note that Schedules K-1 are usually complex, may involve the engagement by investors of sophisticated tax experts and may lead to a taxable event even if the security is not sold.
10. In your arbitration risk factor, please clarify whether the arbitration provision applies to purchasers in secondary transactions.
 Michael Amir Williams
FirstName
Oasis Real LastNameMichael
           Estate InvestmentsAmir   Williams
                              1, LLC
Comapany23,
February   NameOasis
             2022      Real Estate Investments 1, LLC
February
Page 4 23, 2022 Page 4
FirstName LastName
Executive Summary, page 43

11. We note your disclosure that "a deal has been agreed" to purchase 35 apartment buildings. Please describe the material terms of the agreement and disclose whether you have entered into a contract to acquire this portfolio. File the contract in accordance with
         Item 17(6) of Form 1-A. Disclose how you determined that you are acquiring these properties "below market value" and how the properties generate "over 7 figures annually." Please also provide the disclosure required by Items 13, 14, and 15 of Form S-
         11.
12. We note that you are located in California, and your manager is a Wyoming LLC. Please advise how you plan to manage the properties located in Chicago. If you plan to rely on a property management company based in Chicago, disclose whether you will be responsible for paying this entity or whether this entity will be paid from compensation paid to your manager.
13. We note your disclosure that you will be able to acquire and refurbish properties at below market rates and sell them at market rates. Please disclose the basis for this assertion or clarify that this is your plan.
Term and Removal of the Manager, page 46

14. Please disclose in this section of the filing that the limited liability company agreement permits removal of your manager for cause and define "cause." Management Compensation, page 47

15. Pleas clarify the distribution amount per Class B Unit that management is entitled to receive.
MD&A, page 48

16. In your risk factors, you disclose your anticipated "Debt Financing." Please describe whether you have arranged debt financing and, if so, disclose the material terms of such financing. Additionally, your limited liability company agreement reflects that the company issued Class A Units for $1,000,000 in a private placement. Please describe in this section or advise.
Manager or Affiliates of the Manager as a Member, page 51

17. Please disclose the circumstances under which the manager may determine to have the company accept its investment while rejecting the investments of others. We also note your disclosure that management may redeem Class A units on the same terms as members. Please clarify what right members have to seek redemption of their units.
 Michael Amir Williams
FirstName
Oasis Real LastNameMichael
           Estate InvestmentsAmir   Williams
                              1, LLC
Comapany23,
February   NameOasis
             2022      Real Estate Investments 1, LLC
February
Page 5 23, 2022 Page 5
FirstName LastName
Description of Class A Units and Summary of Operating Agreement, page 52

18. We note your description of the power of attorney in Section 2.13 of your charter. Please revise your disclosure to describe this power of attorney, any limits, and add risk factor disclosure as appropriate.
Principal Members, page 52

19. Please provide the disclosure required by Item 403 of Regulation S-K for ownership of the
         Class A Units.
Financial Statements, page 67

20. We note your disclosure that you have an opportunity to acquire a real estate portfolio consisting of 35 apartment buildings with 110 doors.

                Please tell us and revise your filing to disclose if you determined that this acquisition is probable or not probable. Within your response, please provide a detailed analysis regarding your conclusion.
                To the extent you have determined this acquisition is probable, please tell us how you determined it was not necessary to provide financial statements of the real estate portfolio and not necessary to provide pro forma financial information reflecting your expected acquisition of the real estate portfolio. With respect to the determination of the need for financial statements, your response should also address your consideration of whether or not the real estate portfolio is a predecessor. Refer to Part
              F/S of Form 1-A for financial statements requirements.
21. We note your disclosure on page 64, which appears to indicate that your fiscal year ends on August 31. However, on page 55, your disclosure indicates that you have a December
         31 year end. Please tell us and revise your filing to clarify your fiscal year end. Additionally, to the extent your fiscal year end is December 31, please tell us how you determined it was appropriate to present financial statements for the period from inception (November 18, 2021) through January 10, 2022, as this period includes parts of two fiscal years.
Notes to Financial Statements
Note 3. Subsequent Events, page F-6

22. We note your statement that you are in the process of obtaining SEC approval to operate.
         Please revise your filing to remove this reference.
Exhibits

23. Please amend your offering circular to provide a written consent from your auditor as an exhibit. Reference is made to Item 17 of Form 1-A.
 Michael Amir Williams
Oasis Real Estate Investments 1, LLC
February 23, 2022
Page 6

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-
3713 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Amir Williams
                                                             Division of
Corporation Finance
Comapany NameOasis Real Estate Investments 1, LLC
                                                             Office of Real
Estate & Construction
February 23, 2022 Page 6
cc:       Louis Amatucci, Esq.
FirstName LastName